OPERATING AGREEMENT OF
Blue Shrimp Films

This Operating Agreement is made and adopted effective Wednesday, September 18, 2019 by Blue Shrimp Films, a limited liability company organized under the laws of California (the Company) and Thomas Macias, Chinnakrit Soonthornwan, Stephanie Botelho, and Woraprat Attasawat its members (each a Member, together the Members).

ARTICLE I - ORGANIZATION

Section 1.1 – Company Formation and Duration.

The Company has been organized as a Limited Liability Company managed by a Manager. The Company shall commence on the date of filing of the Articles of Organization and shall exist until the Company dissolves and its affairs are wound up in accordance with this Operating Agreement or applicable law.

Section 1.2 – Members and LLC Units.

"LLC Units" or "Units" means measures of ownership in the LLC. The ownership of the Company shall consist of Units with equal rights for all purposes under this Operating Agreement. "LLC Unit Percentage" means, with respect to a Member, the percentage derived by dividing number of LLC Units held by such Member by the total number of LLC Units held by all Members and, thereafter, multiplying the resulting fraction by 100 to arrive at a percentage.

Section 1.3 – Table of Members, LLC Units, and LLC Unit Percentages.

The Members of the Company are set forth below, alongside the number of LLC Units and the LLC Unit Percentage for each Member. Any time there is a change in the membership in the Company (for example, admission of a new member, withdrawal of a member, issuance of new LLC Units, etc.), the Company shall create an updated table of Members, LLC Units, and LLC Unit Percentages, circulate a copy to all Members, and maintain a copy with the Company's official records.

Member Name	LLC Units	LLC Unit Percentage
Thomas Macias	30	30%
Chinnakrit Soonthornwan	30	30%
Stephanie Botelho	20	20%
Woraprat Attasawat	20	20%
Totals:	100	100%

Section 1.4 – Books and Records.

The Company shall maintain complete and accurate books and records of the Company's business and affairs.

Section 1.5 – Amendment; Entire Agreement.

This Operating Agreement may be amended at any time by a majority Vote in interest of LLC Units (as defined below), for any reason. This Operating Agreement, as may be amended, constitutes the entire agreement between the Members and Company with respect to the subject matter hereof.

ARTICLE II – MANAGEMENT AND VOTING

Section 2.1 – Member Management.

The Company shall be managed by a Manager, who may be known as and hold any title(s) approved by a majority Vote in interest of LLC Units. The initial appointed Manager is set forth below:

Thomas Macias

Section 2.2 – Voting.

Although the affairs and business of the Company shall be conducted by a Manager in accordance to this Operating Agreement, the specific actions set forth below shall be decided by a Vote in interest of LLC Units and not by the Manager. "Vote in interest of LLC Units" means a vote of the LLC Members in which each LLC Member shall have one vote per LLC Unit possessed; for example, a Member possessing 15 LLC Units would have 15 votes in interest.

Unless another percentage is given elsewhere in this Operating Agreement or by applicable state law, all Member votes on any matter shall require an affirmative vote in interest by LLC Members of more than 50% of the outstanding total of LLC Units to pass or approve the motion, resolution, or otherwise take action by the Members (a majority Vote in interest of LLC Units).

The actions to be decided by a Vote in interest of LLC Units and not by the Manager are as follows:

1. Any merger, conversion, or dissolution of the Company;
2. Any amendment to the articles of organization or this Operating Agreement;
3. Any admission of a new Member or change in membership of the Company;
4. Any sale or disposition of all or substantially all of the assets of the Company;
5. The appointment or removal of Manager(s) and changes to the scope of authority delegated to Manager(s).

Section 2.3 – Member Authority.

Any and all decisions concerning the affairs of the Company shall, except as set forth in this Operating Agreement or applicable law, be made by the Manager alone. The Members may, by Vote in interest of LLC Units, remove the Manager at any time, for any reason or no reason whatsoever, with or without prior notice. The Manager may resign at any time with prior written notice to the Members. If the Manager is removed, resigns, or is unwilling or unable to continue serving as the Manager, the Members shall appoint a successor Manager by Vote in interest of LLC Units.

Section 2.4 – Indemnification.

Unless otherwise provided by law, the Members are not liable for the acts, debts, or obligations of the Company. The Company shall indemnify, defend, and hold the each Member harmless from and against any losses, claims, costs, damages, and liabilities, including, without limitation, judgments, fines, amounts paid in settlement, and expenses incurred by each Member in any civil, criminal, or investigative proceeding in which the Member is involved or threatened to be involved by reason of the Member's membership in or management of the Company.

ARTICLE III – CAPITAL CONTRIBUTIONS

Section 3.1 – Initial Capital Contributions.

The Members have made or will make an initial contribution to the capital of the Company, as set forth in Company records.

Section 3.2 – Additional Capital Contributions by Members.

The Members may, by majority Vote in interest of LLC Units, raise additional capital by issuing additional LLC Units to existing members in exchange for capital contributions specified by resolution.

Section 3.3 – Additional Capital by Admission of New Members.

The Members may, by majority Vote in interest of LLC Units, raise additional capital by issuing additional LLC Units to a newly admitted member in exchange for capital contributions specified by resolution and in accordance with Section 5.1.

ARTICLE IV – DISTRIBUTIONS

Section 4.1 – Allocations.

Except as may be required by the Internal Revenue Code (Title 26 of the United States Code) or the Treasury Regulations (Title 26 of the Code of Federal Regulations) or this Operating Agreement, net profits, net losses, and other items of income, gain, loss, deduction and credit of the Company shall be allocated among the Members in proportion to each Member's LLC Unit Percentage.

Section 4.2 – Distributions.

The Members, by resolution issued pursuant to this Operating Agreement, may make distributions to the Members from time to time in the total amount and in the proportions determined by vote pursuant to Section 2.2. Unless otherwise approved pursuant to Section 2.2, such distributions shall be allocated among the Members in proportion to each Member's LLC Unit Percentage. At a minimum, the Company shall distribute sufficient cash to the Members for the Members to timely pay when due (whether in estimated tax payments or with a tax return) all federal, state, and local income taxes resulting from the income of the Company being taxed to the Members. No distribution shall be declared or made if, after making the distribution, the Company would not be able to pay its debts as they become due or the Company's total assets would be less than the sum of its total liabilities.

ARTICLE V – MEMBERSHIP CHANGES

Section 5.1 – New Members.

The Members may by majority vote in interest of LLC Units admit a new member in the Company and issue additional LLC Units to new members. Any new members shall, before being admitted and as a condition to admission, execute any document or documents required by the Company, agree to be and become a member of the Company, and agree to be bound by the terms of the Company Operating Agreement.

Section 5.2 –Transfers of LLC Units.

A Member may not sell, transfer, assign, encumber, pledge, convey, or otherwise dispose of part or all of Member's membership interest.

Section 5.3 – Voluntary Withdrawal.

Members shall have the unilateral right to withdraw at any time from the Company subject to the terms of this Operating Agreement and applicable law, but shall be entitled to no compensation or payments of any kind for the member's interest in the Company.

ARTICLE VI – DISSOLUTION

Section 6.1 – Dissolution.

Upon a majority Vote in interest of LLC Units, the Company shall dissolve and its affairs shall be wound up. On dissolution, the Company shall cease carrying on its business and affairs and shall begin to wind them up. The Company shall complete the winding up as soon as practicable. On the winding up of the Company, its assets shall be distributed in a manner consistent with applicable law.

THE COMPANY:



Blue Shrimp Films

By: Thomas Macias

Its: Member



Blue Shrimp Films

By: Chinnakrit Soonthornwan

Its: Member

Blue Shrimp Films

By: Stephanie Botelho

Its: Member

Blue Shrimp Films

By: Woraprat Attasawat

Its: Member

MEMBERS:



Thomas Macias

Dated: ___7.23.19___



Chinnakrit Soonthornwan

Dated: ___7.23.19___



Stephanie Botelho

Dated: ___7.23.19___

Woraprat Attasawat

Dated: ___7.23.19___

ACCEPTANCE OF APPOINTMENT AS MANAGER

The undersigned accepts the appointment as Manager of the Company on the terms and conditions set forth in this Operating Agreement and under applicable law.

Dated: ___7.23.19___



Thomas Macias